Room 4561

	September 20, 2005

Micromem Technologies Inc.
c/o Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

Re:	Micromem Technologies Inc.
	Form F-3 filed June 27, 2005
	File No. 333-126132

	Form 20-F for the year ended October 31, 2004, as amended
	File No. 0-26005

Dear Mr. Ziegler:

      We have reviewed your response letter and have the following comments.

Form F-3 filed June 27, 2005

General

1. We note your response to comment 2 in our letter dated July 27, 2005. With respect to the registration of shares underlying convertible or exercisable securities, we further note our concern expressed in Interpretation 3S that investors be irrevocably bound to purchase a set number of the convertible or exercisable securities and that there can be no conditions to closing that are within an investor`s control or that an investor can cause not to be satisfied.
In other words, an investor must not maintain an ability to make an investment decision after the filing of the registration statement.
It appears the investors are not obligated to purchase Series B warrants, but have discretion in their determinations of whether to exercise Series A warrants. Please remove the registration of the shares underlying your Series B warrants. Additionally, as the offer of the shares underlying the Series B warrants was commenced prior to filing the registration statement and you thereafter sought to register resales of those shares before completing the issuance transaction, it appears the issuance and resale are a single transaction. Please revise to discuss the consequences, or explain why you believe the issuance of the shares underlying the Series B warrants and the resale of those shares are not a single transaction.

2. In your analysis of the availability of Regulation D with respect to the unregistered offering, you assert that "the warrants and the common shares underlying such warrants were offered and sold in a single transaction." However, the offer and sale of the Series B warrants and shares underlying the Series B warrants was not completed before you filed the resale registration statement. The general solicitation associated with the filing of the resale registration statement involves a public offering. Accordingly, explain your apparent belief that the offering you commenced without registration did not involve a public offering.

3. We are unable to concur with your response to comment 2 in our letter dated July 27, 2005. Although you state that your transaction does not involve an ongoing offer and sale of convertible securities, the analysis of Interpretation 3S is applicable to exercisable as well as convertible securities. We note that your transaction includes an ongoing offer of the Series B warrants and that there are no commitments to purchase those Series B warrants. Explain your assertion that the offer and sale of all the securities included in the units has been completed. In your response you state that there is no question that Rule 152 applies to the resale of the Series A warrant shares. Standing alone, the analysis pursuant to Interpretation 3S provides for the registration of such shares. However, Rule 152 is not available unless the transaction commenced without registration is completed before the resale registration statement is filed. We note that the "subsequently thereto" language in Rule 152 appears inconsistent with the continuing offering you describe.

Selling Shareholders

4. We note your response to comment 5 in our letter dated July 27, 2005. We are unable to evaluate your proposed response until you disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale.

Form 20-F for the year ended October 31, 2004

Item 15. Controls and Procedures

5. We note your response to comment 6 in our letter dated July 27, 2005 that your officers have concluded that your disclosure controls and procedures were "reasonably designed." Item 15(a) of Form 20-F requires your principal executive and principal financial officers to disclose their conclusions regarding the effectiveness of your disclosure controls and procedures. Your response does not appear to address this requirement. Please tell us whether the applicable executives concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report.

6. We note your response to comment 7 in our letter dated July 27, 2005 noting a "number of improvements" in your internal controls. Please note that Item 15(d) of Form 20-F requires disclosure of any change that occurred during the period including any improvements to your internal controls. Please see Question 9 to our Frequently Asked Questions for Management`s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports revised October 6, 2004 for additional guidance. Please tell us whether any of the improvements you noted in your response constitutes a change required to be disclosed pursuant to
Item 15(d).


*              *              *              *


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Scott A. Ziegler, Esq.
	George E. Boychuk, Esq.
      Ziegler, Ziegler & Associates LLP
      570 Lexington Avenue, 44th Floor
	New York, New York 10022
	Telephone: (212) 319-7600
	Facsimile:  (212) 319-7605